Exhibit 99.X

January 5, 2004

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities
Commission

Dear Sirs/Mesdames:

Re:	Technical Report entitled “Cerro San Pedro Gold/Silver Project, Development Plan Summary, State of San Luis Potosi, Mexico, Technical Report” dated December 31, 2003 (the “Report”)

The undersigned, the author of the Report hereby consents to the filing of the Report by Metallica Resources Inc. with the securities regulatory authorities set out above.

Washington Group International • 7800E. Union Avenue, Suite 100 • Denver, CO USA 80237
Phone: 303-843-2000 • Fax: 303-843-2208